August 7, 2024

VIA EDGAR & ELECTRONIC MAIL

Jimmy McNamara

Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

11 F Street, NE

Washington, D.C. 20549-3561

Re:	Iris Parent Holding Corp.
Registration Statement on Form S-4
Filed July 25, 2024
File No. 333-275409

Ladies and Gentlemen:

This letter sets forth the response of Iris Parent Holding Corp. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 5, 2024, with respect to the Company’s Registration Statement on Form S-4, filed with the Commission on July 25, 2024 (the “Registration Statement”).

Concurrent with the submission of this letter, we are filing an Amendment No. 3 to the Registration Statement (the “Form S-4”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Jimmy McNamara

Tim Buchmiller

U.S. Securities & Exchange Commission

August 7, 2024

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors

To mitigate the risk that we might be deemed to be an investment company..., page 83

1.

We note your disclosure that to mitigate the risk of being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) under the proposed rules issued by the SEC and thus potentially subject to regulation under the Investment Company Act, in December 2023, the company instructed Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in a money market account that functions as an interest bearing cash deposit account until the earlier of the consummation of a business combination or the liquidation of the company. However, we continue to note your disclosure on page F-11 that as of March 31, 2024 and December 31, 2023, the company had a total of $3,118,739 and $4,291,332, respectively in the Trust Account held in money market funds cash equivalents. Please revise your disclosure to indicate when the U.S. government treasury obligations or money market funds held in the Trust Account were liquidated and moved to a money market account.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 84, 85, 158, 170, F-11 and F-35 to clarify that at all times after December 2022 the cash in the Trust Account was not invested in government securities but was instead invested in interest bearing cash accounts.

General

2.	We note the opinion filed as exhibit 5.1 opines on the shares of ParentCo Common Stock that are issuable upon the exercise or redemption of the ParentCo Public Warrants, however, we do not see those shares addressed in the prospectus (including the headings on the proxy statement/prospectus cover page) or in the filing fee table. Please advise or revise.

RESPONSE:

In response to the Staff’s comment, we have revised the exhibit 5.1 opinion to remove the opinion regarding the shares of ParentCo Common Stock that are issuable upon the exercise or redemption of the ParentCo Public Warrants.

The Company believes the foregoing fairly responds to the Staff’s comment in its letter dated August 5, 2024, and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Chauncey Lane, at (214) 969-1278.

Sincerely,

/s/ Sumit Mehta
Name:	Sumit Mehta
Title:	Chief Executive Officer

cc: Chauncey Lane, Esq., Holland & Knight LLP